Exhibit 21.1

List of Significant Subsidiaries

Name of Entity	Place of Incorporation	Date of Incorporation
HUANG JIA Country CLUB and Recreation Inc.	Republic of Seychelles	March 3, 2015
Yao-Teh International Recreation Co., Ltd.	Taiwan, Republic of China	May, 1988
Ta-Teh-Fu Co., Ltd.	Taiwan, Republic of China	June, 2001